Exhibit 21

GREAT AMERICAN LIFE INSURANCE COMPANY

SUBSIDIARIES OF THE REGISTRANT

The following is a list of subsidiaries of GALIC at December 31, 2020. All corporations are subsidiaries of GALIC and, if indented, subsidiaries of the company under which they are listed. The names of certain subsidiaries are omitted, as such subsidiaries in the aggregate would not constitute a significant subsidiary.

Name of Company	Incorporated	Percentage of Ownership
Great American Life Insurance Company	Ohio	100
Annuity Investors Life Insurance Company	Ohio	100
Manhattan National Holding Corporation	Ohio	100
Manhattan National Life Insurance Company	Ohio	100